Filed Pursuant to Rule 433

Registration No: 333-134553

Preliminary Note Terms

3YR US CPI-Linked Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:		Lehman Brothers Holdings Inc.
Ratings:		(A, A2, A+)(1)
Principal Amount:		US$TBD
CUSIP:		5252M0GT8
Trade Date:		[July 29], 2008
Issue Date:		[July 31], 2008
Maturity Date:		[July 31], 2011
Issue Price:		100%
Redemption Price:		100%
Interest Rate:	3.00% +	( CPI Final – CPI Initial )
CPI Initial
Subject to a minimum Interest Rate of 0.00%
CPI Initial:		With respect to each Interest Period, the CPI for the month that is 15 months prior to the month in which the Interest Period (which CPI is published in the following month) commences.

(1) Lehman Brothers Holdings Inc. is rated A by Standard & Poor’s, A2 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

CPI Final:	With respect to each Interest Period, the CPI for the month that is 3 months prior to the month in which the Interest Period (which CPI is published in the following month) commences.
CPI:

The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

If the CPI is (a) not calculated and announced by the Sponsor but is calculated and announced by a successor sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

If the Sponsor fails to calculate and announce the CPI (and the preceding paragraph does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Sponsor, the Calculation Agent shall determine the Interest Rate payable using the CPI published prior to any such revision; provided however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent), the Calculation Agent shall use the CPI as so corrected.

For a description of the CPI, see “The Consumer Price Index” below.
Sponsor:	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor sponsor acceptable to the Calculation Agent
Interest Reset Dates:	The Issue Date, in the case of the first Interest Period, and thereafter the last Business Day of each month, commencing on August 29, 2008, for the Interest Period commencing on that date.
Interest Payment Dates:	The last Business Day of each month, commencing on August 29, 2008
Interest Period:

From and including one Interest Reset Date (or the Issue Date, in the case of the initial Interest Period) to but excluding the next Interest Reset Date (or the Maturity Date, in the case of the final Interest Period)

Day Count Basis:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Lehman Brothers Special Financing
Denominations:	US$1,000 and integral multiples of US$1,000
Underwriter:	Lehman Brothers Inc.
Fees:		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	100.00%	[2.50]%	[97.50]%
Total

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to 2.50% per note, or of up to $25.00 per $1,000 minimum denomination, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

The Consumer Price Index

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index published monthly by the Sponsor, the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the Sponsor on their internet website www.bls.gov/cpi/home.htm, and currently available for references purposes only on Bloomberg Screen CPURNSA.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing,

shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984.

The CPI itself and the way the Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Sponsor will not change the method by which it calculates the CPI.

Historical CPI Information

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

The following table shows, for illustrative purposes, the historical monthly levels of the CPI from March 1998 to June 2008, as reported by the Sponsor and published on Bloomberg Screen CPURNSA, as well as the percentage change of each monthly CPI level as compared to the CPI level in the prior year.  Neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Month	CPI	Year-over- Year Change	Month	CPI	Year-over- Year Change	Month	CPI	Year-over- Year Change
Mar-98	162.2	1.37500%	Jul-01	177.5	2.71991%	Nov-04	191	3.52304%
Apr-98	162.5	1.43571%	Aug-01	177.5	2.71991%	Dec-04	190.3	3.25556%
May-98	162.8	1.68645%	Sep-01	178.3	2.64824%	Jan-05	190.7	2.96976%
Jun-98	163	1.68434%	Oct-01	177.7	2.12644%	Feb-05	191.8	3.00752%
Jul-98	163.2	1.68224%	Nov-01	177.4	1.89546%	Mar-05	193.3	3.14835%
Aug-98	163.4	1.61692%	Dec-01	176.7	1.55172%	Apr-05	194.6	3.51064%
Sep-98	163.6	1.48883%	Jan-02	177.1	1.14220%	May-05	194.4	2.80275%
Oct-98	164	1.48515%	Feb-02	177.8	1.13766%	Jun-05	194.5	2.53031%
Nov-98	164	1.54799%	Mar-02	178.8	1.47560%	Jul-05	195.4	3.16790%
Dec-98	163.9	1.61190%	Apr-02	179.8	1.63934%	Aug-05	196.4	3.64116%
Jan-99	164.3	1.67079%	May-02	179.8	1.18177%	Sep-05	198.8	4.68668%

Feb-99	164.5	1.60593%	Jun-02	179.9	1.06742%	Oct-05	199.2	4.34783%
Mar-99	165	1.72626%	Sep-02	181	1.51430%	Mar-06	199.8	3.36265%
Apr-99	166.2	2.27692%	Oct-02	181.3	2.02589%	Apr-06	201.5	3.54573%
May-99	166.2	2.08845%	Nov-02	181.3	2.19842%	May-06	202.5	4.16667%
Jun-99	166.2	1.96319%	Dec-02	180.9	2.37691%	Jun-06	202.9	4.31877%
Jul-99	166.7	2.14461%	Jan-03	181.7	2.59740%	Jul-06	203.5	4.14534%
Aug-99	167.1	2.26438%	Feb-03	183.1	2.98088%	Aug-06	203.9	3.81874%
Sep-99	167.9	2.62836%	Mar-03	184.2	3.02013%	Sep-06	202.9	2.06237%
Oct-99	168.2	2.56098%	Apr-03	183.8	2.22469%	Oct-06	201.8	1.30522%
Nov-99	168.3	2.62195%	May-03	183.5	2.05784%	Nov-06	201.5	1.97368%
Dec-99	168.3	2.68456%	Jun-03	183.7	2.11228%	Dec-06	201.8	2.54065%
Jan-00	168.8	2.73889%	Jul-03	183.9	2.10994%	Jan-07	202.416	2.07564%
Feb-00	169.8	3.22188%	Aug-03	184.6	2.15827%	Feb-07	203.499	2.41520%
Mar-00	171.2	3.75758%	Sep-03	185.2	2.32044%	Mar-07	205.352	2.77878%
Apr-00	171.3	3.06859%	Oct-03	185	2.04082%	Apr-07	206.686	2.57370%
May-00	171.5	3.18893%	Nov-03	184.5	1.76503%	May-07	207.949	2.69086%
Jun-00	172.4	3.73045%	Dec-03	184.3	1.87949%	Jun-07	208.352	2.68704%
Jul-00	172.8	3.65927%	Jan-04	185.2	1.92625%	Jul-07	208.299	2.35823%
Aug-00	172.8	3.41113%	Feb-04	186.2	1.69306%	Aug-07	207.917	1.97008%
Sep-00	173.7	3.45444%	Mar-04	187.4	1.73724%	Sep-07	208.49	2.75505%
Oct-00	174	3.44828%	Apr-04	188	2.28509%	Oct-07	208.936	3.53617%
Nov-00	174.1	3.44623%	May-04	189.1	3.05177%	Nov-07	210.177	4.30620%
Dec-00	174	3.38681%	Jun-04	189.7	3.26619%	Dec-07	210.036	4.08127%
Jan-01	175.1	3.73223%	Jul-04	189.4	2.99076%	Jan-08	211.08	4.28029%
Feb-01	175.8	3.53357%	Aug-04	189.5	2.65439%	Feb-08	211.693	4.02656%
Mar-01	176.2	2.92056%	Sep-04	189.9	2.53780%	Mar-08	213.528	3.98146%
Apr-01	176.9	3.26912%	Oct-04	190.9	3.18919%	Apr-08	214.823	3.93689%
May-01	177.7	3.61516%	Nov-05	197.6	3.45550%	May-08	216.632	4.17554%
Jun-01	178	3.24826%	Dec-05	196.8	3.41566%	Jun-08	218.815	5.02179%
Jul-02	180.1	1.46479%	Jan-06	198.3	3.98532%
Aug-02	180.7	1.80282%	Feb-06	198.7	3.59750%